TRANSMISSÃO PAULISTA

Data São Paulo, July 4, 2007 Ref. CT/FR/01988/2007

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

07024970

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

RECEIVED
2007 JUL 10 A 10: 20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentleman/Madam:

We are enclosing a copy of Companhia de Transmissão de Energia Elétrica Paulista's Financial Statements as of March 31, 2007, which includes the independent Accountants' Review Report, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Gabriela Las Casas Sanches
Investor Relations

dw 7/10

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Rua Bela Cintra, 847 - 01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax.: (0xx11) 3151-4107

Empresa do GRUPO ISA

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
CTEEP – Companhia de Transmissão de Energia Elétrica Paulista
São Paulo – SP

1. We have performed a special review of the accompanying interim financial statements of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (the "Company"), consisting of the balance sheet as of March 31, 2007, the related statement of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. The statements of cash flows, included as supplemental information, for the quarter ended March 31, 2007 and 2006, contained in Note 25, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for it to be fairly stated in all material respects in relation to the interim financial statements taken as a whole.

5. As described in Note 24, in accordance with a decision rendered by the 49th Labor Court of São Paulo, in September 2005, Fundação CESP started to process pension plan benefit payments ruled by State Law No. 4,819/58, using funds passed through by the Company, in the manner adopted until December 2003. In January 2006, the Attorney-General of the State of São Paulo expressed the opinion that the State government's responsibility is restricted to the State constitutional limits determined for payment of pension plan benefits. Since then, the State government has disallowed part of the funds passed through to the Company. The Company's management, supported by its legal counsel, understands that the payment of benefits related to this pension plan is the State government's responsibility; consequently, no obligation related to this plan is recorded in the Company's financial statements.

6. As described in Note 17, ANEEL (National Electric Power Agency) granted provisional authorization for adjustments of the Allowed Annual Revenue (RAP) based on variations of the IGP-M (General Market Price Index) for the tariff cycles from July 2005 to June 2006, and from July 2006 to June 2007. The periodic revision process remains in progress and is scheduled to be concluded in July 2007. Accordingly, any impacts should be applied retroactively to July 1, 2005.

7. We had previously audited the balance sheet of the Company as of December 31, 2006, presented for comparative purposes, and issued an unqualified report thereon, dated February 1, 2007, with emphasis of matter paragraphs related to the matters mentioned in paragraphs 5 and 6 above. We had previously reviewed the statement of income for the quarter ended March 31, 2006, presented for comparative purposes, and issued an unqualified review report thereon, dated May 8, 2006, with an emphasis of matter paragraph related to the matter mentioned in paragraph 5 above.

8. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 20, 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Iara Pasian
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(In thousands of Brazilian reais – R$)

	Note	03.31.07	12.31.06
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents			
Cash and banks		1.559	11.225
Temporary cash investments		202.354	503.246
		203.913	514.471
Accounts receivable			
Consumers, concessionaires and permittees		165.646	164.001
Inventories		35.286	36.992
Accounts receivable – São Paulo State Finance Department	4	14.400	14.036
Allowance for doubtful accounts		(1.079)	(1.079)
Deferred income and social contribution taxes	7	67.443	126.099
Recoverable taxes	5	83.655	88.096
Escrow deposits		3.475	3.541
Other		13.119	18.294
Prepaid expenses		2.664	3.954
		384.609	453.934
		588.522	968.405
LONG-TERM ASSETS			
Accounts receivable – São Paulo State Finance Department	4	234.333	209.544
Sale of assets and rights	6	-	70.496
Allowance for doubtful accounts	4.5/6	(2.218)	(72.714)
Deferred income and social contribution taxes	7	86.033	118.974
Escrow deposits		31.952	31.186
Other		3.494	3.494
Prepaid expenses		10.554	8.091
		364.148	369.071
Property, plant and equipment			
In service	8	5.780.837	5.691.412
Accumulated depreciation	8	(2.738.611)	(2.698.910)
In progress	8	880.954	845.847
Special liabilities	8	(16.176)	(16.284)
		3.907.004	3.822.065
Intangible assets		57.600	57.505
		3.964.604	3.879.570
Total assets no current		4.328.752	4.248.641
TOTAL ASSETS		4.917.274	5.217.046

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(In thousands of Brazilian reais – R$)

	Note	03.31.07	12.31.06
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Suppliers		46.018	134.967
Taxes payable	9	28.266	10.274
Loans, financing and debt charges		56	56
Regulatory charges - RGR (Global Reserve for Reversion)		5.238	5.409
Payroll and related charges	10	12.114	12.642
Voluntary termination program	11	198.361	370.880
Accrued liabilities	12	22.478	48.375
Accounts payable - Fundação CESP	13	7.066	9.615
Interest on capital/dividends		1.918	26.345
Declared dividends		-	145.599
Other		12.561	29.927
		334.076	794.089
LONG-TERM LIABILITIES			
Loans and financing		573	586
Accounts payable - Fundação CESP	13	224.045	222.566
Deferred income tax		-	16.374
Voluntary termination program	11	24.564	25.771
Reserve for contingencies	14	217.462	265.075
Accrued taxes	15	11.132	11.132
Special liabilities - reversal/amortization		24.053	24.053
Other		12.150	11.400
		513.979	576.957
DEFERRED INCOME		96.249	100.495
SHAREHOLDERS' EQUITY			
Capital	16.1	462.000	462.000
Capital reserves		2.592.369	2.592.369
Profit reserves		182.069	182.693
Retained earnings		735.866	507.777
		3.972.304	3.744.839
Funds for capital increase		666	666
		3.972.970	3.745.505
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		4.917.274	5.217.046

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006
(In thousands of Brazilian reais – R$)

	Note	03.31.07	03.31.06
OPERATING REVENUES			
Electricity network usage charges	18	357.400	332.645
Other revenues		3.643	3.787
		361.043	336.432
DEDUCTIONS FROM OPERATING REVENUES			
Global Reserve for Reversion (RGR)		(8.926)	(8.347)
COFINS (tax on revenue)		(14.833)	(25.247)
PIS (tax on revenue)		(3.217)	(5.481)
Regulatory asset - Recognition		3.163	18.451
Regulatory asset - Realization		(700)	(18.936)
ISSQN (service tax)		(51)	(36)
		(24.564)	(39.596)
NET OPERATING REVENUES		336.479	296.836
OPERATING EXPENSES			
Personnel		(58.739)	(79.961)
Materials		(7.984)	(5.403)
Outside services		(19.398)	(26.983)
Depreciation		(42.509)	(42.195)
Concession regulatory charges		(32.988)	(18.646)
Reserve for contingencies	14	(16.006)	(9.818)
IPTU - Eletropaulo settlement		(35.562)	-
Reversal of reserve for contingencies - IPTU		63.524	-
Other expenses		(14.738)	(11.071)
		(164.400)	(194.077)
GROSS PROFIT		172.079	102.759
FINANCIAL INCOME (EXPENSES)			
Amortization of negative goodwill		4.246	4.246
Income	19	67.539	26.201
Expenses	19	(3.974)	(4.607)
Monetary variations, net		415	587
		68.226	26.427
INCOME FROM OPERATIONS		240.305	129.186
Nonoperating income		10.966	47
Nonoperating expenses		70.292	(218)
NONOPERATING (EXPENSES) INCOME, NET		81.258	(171)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES		321.563	129.015
Income tax	20.2	(1.225)	(36.417)
Social contribution tax	20.2	(438)	(12.905)
Deferred income tax	20.2	(72.301)	2.198
Deferred social contribution tax	20.2	(20.134)	927
		(94.098)	(46.197)
NET INCOME FOR THE PERIOD		227.465	82.818
Earnings per thousand shares - R$		1,52	0,55

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTER ENDED MARCH 31, 2007
(Amounts in thousands of Brazilian reais - R$)

1. OPERATIONS

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company"), a publicly-traded company, is authorized to operate as an electric power public service concessionaire, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to available technology. The Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

The Company originated from the partial spin-off of CESP - Companhia Energética de São Paulo, and started its commercial operations on April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., derived from the partial spin-off of Eletropaulo – Eletricidade de São Paulo S.A., was merged to the Company.

In a privatization auction held on June 28, 2006, on the São Paulo Stock Exchange (BOVESPA), pursuant to Notice SF/001/2006, the São Paulo State Government, until then the majority shareholder, sold 31,341,890,064 common shares owned by it, corresponding to 50.10% of common shares issued by CTEEP. The winner of the auction was Interconexión Eléctrica S.A. E.S.P.

The financial settlement of the transaction took place on July 26, 2006, with the resulting transfer of ownership of the aforementioned shares to ISA Capital do Brasil S.A., a Brazilian company controlled by Interconexión Eléctrica S.A. ESP, established to operate in Brazil, thus becoming CTEEP's controlling shareholder. Said transaction was approved by ANEEL on July 25, 2006, pursuant to Authorization Resolution No. 642/06, published in the Official Gazette on July 26, 2006.

On January 9, 2007 ISA Capital do Brasil S.A. acquired, through a public offering auction for acquisition of shares held on BOVESPA, 24,572,559,070 common shares issued by CTEEP, corresponding to 39.28% of the total of this type of shares, pursuant to the public offering notice published on December 4, 2006.

Due to this acquisition, ISA Capital do Brasil S.A. began holding the equivalent to 89.40% of voting capital and 37.46% of total capital of CTEEP. Thus, of a total of 62,558,662,803 common shares issued by CTEEP, 55,924,470,821 are owned by ISA Capital do Brasil S.A.

The Company's shares are traded on BOVESPA. Additionally, CTEEP has a Rule 144A American Depositary Receipts (ADRs) program in the United States. The depositary bank for the ADRs is the Bank of New York, and the custodian bank is Banco Itaú S.A. (Note 16.2).

2. CORPORATE GOVERNANCE

In September 2002, the Company adopted the Level-1 Corporate Governance Practices of BOVESPA. Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed in the adoption of corporate governance practices ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of actions by Management and the controlling shareholder.

3. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with Brazilian accounting practices, based on the provisions of the Brazilian Corporate Law, together with supplementary standards from the Brazilian Securities Commission (CVM) and specific legislation applicable to electric power public service concessionaires, established by the National Electric Power Agency (ANEEL). Effective January 1, 2006, the financial statements are presented in conformity with the requirements of CVM Resolutions No. 488/05 and 489/05, respectively.

These interim financial statements are in conformity with the principles, methods and criteria adopted by the Company as of the closing of the 2006 fiscal year.

4. ACCOUNTS RECEIVABLE - SÃO PAULO STATE FINANCE DEPARTMENT

	03.31.07			12.31.06
	Current	Long-term	Total	Total
Agreement for acknowledgment and consolidation of debts	11,922	51,663	63,585	64,880
Pension benefit payments – Law No. 4819/58	-	115,753	115,753	92,916
Sale of real property	2,478	10,738	13,216	13,486
Labor claims – Law No. 4819/58	-	53,961	53,961	50,080
Family allowance – Law No. 4819/58	-	2,218	2,218	2,218
	14,400	234,333	248,733	223,580

4.1. Agreement for Acknowledgment and Consolidation of Debts

On May 2, 2002, the Agreement for Acknowledgement and Consolidation of Debts was entered into with the State Finance Department, in which the State acknowledges a debt to the Company corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, from 1990 to 1999, for payment of pension benefits under State Law No. 4819/58. The acknowledged debt has been adjusted up to January 2002 according to the UFESP (State government index for inflation adjustments) variation and, starting in February 2002, according to the monthly variation of the IGP-M (general market price index), plus 6% per year. The reimbursement will be made in 120 monthly installments, beginning on August 1, 2002, and ending on July 1, 2012.

4.2. Pension benefit payments – Law No. 4819/58

The amount of R$ 115,753 refers to the remaining balance of pension benefit payments under State Law No. 4819/58, of which R$ 1,426 is supported by individual injuctions and relates to the period from January to August 2005, and R$ 114,327 is supported by a decision of the 49th Labor Court of São Paulo and relates to the period from September 2005 to March 2007, which are paid by Fundação CESP using funds received from the State government and transferred to the Company (Note 24.3). This amount is not monetarily adjusted and is not subject to any kind of interest until it is approved by the State government for payment to the Company.

4.3. Sale of real property

On July 31, 2002, a Private Transaction Agreement, including a promise to sell a real property, acknowledgment of liabilities and payment commitment, was signed with the State Finance Department, in which the State acknowledges its debt to the Company in the amount of R$ 12,243, which corresponds to the market value of the total area of the property occupied by the State and partially used for the construction of prisons units.

Therefore, the State agreed to reimburse the aforementioned amount to the Company in 120 monthly installments from August 1, 2002 to July 1, 2012, adjusted according to the monthly variation of the IGP-M, plus interest of 6% per year.

4.4. Labor claims – Law No. 4819/58

Refer to certain labor lawsuits settled by the Company, related to retired employees under State Law No. 4819/58, which are the responsibility of the State government. This balance is not monetarily adjusted and is not subject to any kind of interest until it is approved by government for payment to the Company.

4.5. Family allowance – Law No. 4819/58

CESP - Companhia Energética de São Paulo made advances for monthly family allowance payments established by State Law No. 4819/58, which were transferred to the Company upon the partial spin-off of CESP.

Considering the expectation of loss, Management recorded an allowance for doubtful accounts in long-term assets in the amount of R$ 2,218.

5. RECOVERABLE TAXES

	03.31.07	12.31.06
Income Tax		
Overpaid	26,290	26,290
Withheld at Source	10,946	403
Legal Entity – Third Parties	69	54
	37,305	26,747
Social Contribution Tax		
Overpaid	8,272	8,272
Withheld at Source	801	324
	9,073	8,596
COFINS		
Credits – Regulatory Instruction No. 658	8,396	21,655
Withheld at Source	479	502
	8,875	22,157
PIS		
Credits – Regulatory Instruction No. 658	27,497	29,618
Withheld at Source	104	109
	27,601	29,727
Other	801	869
	83,655	88,096

6. SALE OF ASSETS AND RIGHTS

Technical Equipment Maintenance Center (CETEMEQ)

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was executed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo") relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, for the market price of R$ 70,496, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo, of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

In December 2000, the net book value of this asset, in the amount of R$ 4,904, was written off from property, plant and equipment, and the related sale, taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

On February 27, 2007, through a Transaction Agreement entered into by and between Eletropaulo and CTEEP, the parties agreed on the following:

(a) The real property subject to the collection lawsuits was appraised at R$ 125,265, and accordingly the Company recorded financial income due to monetary adjustment of R$ 54,769.

(b) From the agreed-upon amount mentioned in the prior item, R$ 35,562 was deducted as IPTU (Municipal Real Estate Tax) levied on real properties that, upon the partial spin-off of Eletropaulo, were transferred to EPTE, which was in turn merged into CTEEP. This amount was originally due by CTEEP to the São Paulo Municipal Government, and settled by Eletropaulo at the time it joined REFIS (Tax Debt Refinancing Program) of the Municipality of São Paulo, a circumstance arising from Eletropaulo's receivable from CTEEP;

(c) Accordingly, on March 6, 2007, Eletropaulo made a deposit in the amount of R$ 89,703 in an account at Banco ABN AMRO REAL S.A, whose release to CTEEP was linked to the publication of the ratification decision by one of the courts involved in this settlement, which occurred on March 19, 2007;

(d) On March 27, 2007, through letter CT/P/918/2007, CTEEP requested from Banco ABN AMRO REAL S.A. the transfer of the total amount to its investment account, thus terminating the disposal process of CETEMEQ; and

(e) Eletropaulo assumes the commitment to provide for the regularization of the ownership status of the real properties transferred by it to EPTE/CTEEP, subject of the agreement in question, as well as any others that may be in its possession but belonging to CTEEP, as a result of the Memorandum for Partial Spin-off of Eletropaulo, dated December 22, 1997.

7. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

7.1. Assets

In current assets, the balance of R$ 67,443, of which R$ 49,590 in income tax and R$ 17,853 in social contribution tax, refers to tax impacts on the provision for the Voluntary Termination Program (Note 11).

In long-term assets, they refer to amounts arising from the following provisions:

	03.31.07			12.31.06
	Income tax	Social contribution tax	Total	Total
Reserve for labor contingencies	37,139	13,370	50,509	47,138
Reserve for civil contingencies	256	92	348	348
Reserve for tax contingencies	17,194	6,189	23,383	42,911
Reserve for social security contingencies	1,706	614	2,320	2,320
Allowance for doubtful accounts	824	297	1,121	17,495
Voluntary Termination Program	6,141	2,211	8,352	8,762
	63,260	22,773	86,033	118,974

These credits, both current and long-term, will be realized as the provisions that gave rise to them, currently nondeductible and controlled in part "B" of the Taxable Income Computation Book (LALUR), become actual expenses.

7.2. Liabilities

The balance of R$ 16,374 in long-term liabilities of December 31, 2006, refers to income tax on gains from sale of CETEMEQ (Note 6).

8. PROPERTY, PLANT AND EQUIPMENT

	03.31.07			12.31.06
	Adjusted cost	Accumulated depreciation	Net book value	Net book Value
In service				
Land (a)	44,680	-	44,680	44,680
Buildings, construction and improvements	581,842	(357,989)	223,853	229,183
Machinery and equipment	5,103,595	(2,341,710)	2,761,885	2,706,096
Vehicles	27,710	(25,556)	2,154	2,511
Furniture and fixtures	23,010	(13,356)	9,654	10,032
	5,780,837	(2,738,611)	3,042,226	2,992,502
In progress	880,954	-	880,954	845,847
Special liabilities (b)				
Donations received	(16,176)	-	(16,176)	(16,284)
	6,645,615	(2,738,611)	3,907,004	3,822,065

In accordance with articles 63 and 64 of Decree No. 41,019, of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory body. ANEEL Resolution No. 20, of February 3, 1999, regulates the electric power utility concession assets, giving prior authorization for not restricting assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

(a) Land owned by the Company in São José dos Campos, whose book value is R$ 114. The land has been pledged as collateral for an IPTU (municipal real estate tax) tax collection proceeding (Note 14.2).

(b) Represented by assets received from electricity concessionaires and customers for purposes of investments in the concession.

9. TAXES PAYABLE

	03.31.07	12.31.06
Income tax – CETEMEQ	16,374	-
COFINS (tax on revenue)	4,318	4,579
Income tax – regulatory asset	2,639	2,023
Income tax	1,250	-
Social contribution tax – regulatory asset	950	728
PIS (tax on revenue)	936	993
ANEEL inspection fee	548	553
Social contribution tax	438	-
Other	813	1,398
	28,266	10,274

10. PAYROLL AND RELATED CHARGES

	03.31.07	12.31.06
INSS (social security contribution)	3,335	4,322
FGTS (severance pay fund)	381	1,946
Withholding income tax	4,530	2,801
Scholarship program (a)	3,450	3,532
Other taxes payable	418	41
	12,114	12,642

(a) Refers to obligations assumed by the Company under an agreement with the labor unions for reimbursing its employees for costs of elementary, high school and college education.

11. VOLUNTARY TERMINATION PROGRAM

The Company, which had 2,737 employees as of October 31, 2006, approved the Voluntary Termination Program, with an adhesion period from November 21 to 30, obtaining 1,534 adhesions.

Due to this fact, there were 323 employee terminations through December 31, 2006, for a total cost of R$ 78,979 (amounts paid). In addition, a provision was recognized in the amount of R$ 396,651 (amounts payable as of December 31, 2006) for the remaining terminations, which continue in 2007. The program's expenses include financial incentives, FGTS (Severance Pay Fund) fine, prior notice, healthcare, among others.

During the first quarter of the year, employee terminations totaled 604.

Of the provision recognized as of December 31, 2006, the amount of R$ 222,925 remains, and of this amount R$ 198,361 will be realized in the short-term, and R$ 24,564 in the long term.

12. ACCRUED LIABILITIES

	03.31.07	12.31.06
Vacation and vacation bonus	15,441	22,200
Payroll charges on 13th salary, vacation and vacation bonus	7,037	9,020
Employee profit sharing (a)	-	17,155
	22,478	48,375

(a) Employee profit sharing was recorded according to the terms of Decree No. 41,497/96, observing the provisions of the 2006/2007 Collective Bargaining, and its financial settlement took place in March 2007.

13. ACCOUNTS PAYABLE – FUNDAÇÃO CESP

The amounts classified in current and long-term liabilities refer to two debt acknowledgement agreements for financing of actuarial deficit with Fundação CESP, totaling R$ 231,111 (R$ 232,181 in 12.31.2006), related to BSPS (Settled Proportional Pension Plans), with monthly payments and final maturities scheduled for September and November 2017, adjusted based on the greater of actuarial cost variation (General Price Index - Internal Availability [IGP-DI] plus interest of 6% per year) or the TR (a managed prime rate) plus interest of 8% per year.

As defined in the respective agreements, at the end of the fiscal year, balances are adjusted for determining contributions for the subsequent year, according to actuarial deficits or surpluses, calculated in accordance with Fundação CESP's actuarial methodology.

As of December 31, 2006, the date of the last actuarial evaluation, as required by CVM Resolution No. 371/00, the calculation of liabilities with the private pension entity did not result in any need to recognize additional liabilities.

14. RESERVE FOR CONTINGENCIES

Type	03.31.07 Provision	03.31.07 Escrow deposits	03.31.07 Net	12.31.06 Provision	12.31.06 Escrow deposits	12.31.06 Net
Labor	148,556	7,716	140,840	138,639	7,621	131,018
Civil	1,023	-	1,023	1,023	-	1,023
Tax - municipal real estate tax (IPTU)	68,774	-	68,774	126,209	-	126,209
Social security - INSS	6,825	-	6,825	6,825	-	6,825
	225,178	7,716	217,462	272,696	7,621	265,075

Type	Likelihood of loss: Probable 03.31.07	Probable 12.31.06	Possible 03.31.07	Possible 12.31.06	Remote 03.31.07	Remote 12.31.06	Total 03.31.07	Total 12.31.06
Labor	148,556	138,639	18,348	15,172	140,211	216,516	307,115	370,327
Civil	1,023	1,023	2,710	1,467	10,281	32,178	14,014	34,668
Tax - municipal real estate tax (IPTU)	68,774	126,209	-	-	-	-	68,774	126,209
Social security - INSS	6,825	6,825	-	-	-	-	6,825	6,825
	225,178	272,696	21,058	16,639	150,492	248,694	396,728	538,029

The likelihood of loss for each contingency, resulting in an unfavorable outcome for the Company, is classified as follows:

- **Probable** - the future event or events is/are likely to occur, from 61 to 100%;
- **Possible** - the chance of the future event or events occurring is more than remote, but less than probable, from 41 to 60%; and
- **Remote** - the chance of the future event or events occurring is slight, up to 40%.

Reserves have been recognized for contingencies classified as probable loss.

On a periodic basis, lawsuits are reassessed and reserves are supplemented if necessary.

14.1. Labor

The Company assumed responsibility for certain lawsuits at different courts, arising principally from CESP's partial spin-off and the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

14.2. Tax - municipal real estate tax (IPTU)

The Company recognizes a provision to cover debts with the municipal governments of São Paulo and São José dos Campos, in the amounts of R$ 6,680 and R$ 62,094, respectively, totaling R$ 68,774.

The provision for the São Paulo municipal government refers to the process of rectification of areas, due to differences in CTEEP's registration data, whereas the provision for the São José dos Campos municipal government involves land undergoing expropriation.

In the quarter there was a decrease in the provision referring to the São Paulo municipal government in the amount of R$ 63,524, arising from the settlement between Eletropaulo and CTEEP (Note 6).

14.3. National Institute of Social Security (INSS)

On August 10, 2001, the Company received from the National Institute of Social Security (INSS) a delinquency notice for nonpayment of social security contribution on compensation paid to its employees in the form of meal tickets, morning snack and basket of food staples for the period from April 1999 to July 2001. Accordingly, Management decided to recognize a reserve and make an escrow deposit amounting to R$ 6,825, which was recorded in long-term assets, under "Escrow deposits".

15. ACCRUED TAXES

The Company is challenging in court the constitutionality of the changes introduced by Law No. 9718 of November 27, 1999, which increased the COFINS rate from 2% to 3% and increased its tax basis by including financial income and nonoperating income.

Accordingly, the Company recognized the provisions in the amount of R$ 38,524, of which R$ 27,392 corresponds to the rate increase, with an escrow deposit, with a total net liability of R$ 11,132. This net liability refers to the increase in the tax basis, in which the Company understands there will be a favorable outcome, and also has an escrow deposition in the same amount recorded in long-term assets, under the caption "Escrow deposits".

In February 2004, with Law No. 10,833, of December 29, 2003, going into effect, addressing the noncumulative levy of COFINS, the Company began making the payments as set forth in the new law. The provision for taxes and escrow deposits are not monetarily adjusted.

16. SHAREHOLDERS' EQUITY

16.1. Capital

The Company's authorized capital is R$ 1,469,090, represented by R$ 615,696 in common shares and R$ 853,394 in preferred shares, all of which are registered shares without par value.

Subscribed and paid-up capital is R$ 462,000, represented by 62,558,663 common shares and 86,726,372 preferred shares, totaling 149,285,035 shares.

Preferred shares are nonvoting, but have priority in capital reimbursement and payment of noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

16.2. Ownership structure

As of March 31, 2007, the Company's main shareholders are as follows:

	03.31.07					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Controlling Shares						
Controlling Shareholder						
ISA Capital do Brasil S.A.	55,924,465,821	89.40	-	-	55,924,465,821	37.46
Management						
Directors	-	-	-	-	-	-
Board of Directors	11	-	-	-	11	-
Fiscal Council	-	-	-	-	-	-
	11	-	-	-	11	-
	55,924,465,832	89.40	-	-	55,924,465,832	37.46
Outstanding Shares						
São Paulo State Government						
State Finance Department	198	-	9,338,731,250	10.77	9,338,731,448	6.26
CESP – Companhia Energética de São Paulo	-	-	2,415,888,838	2.79	2,415,888,838	1.62
Companhia Metropolitana de São Paulo METRÔ	-	-	2,252,873,385	2.60	2,252,873,385	1.51
	198	-	14,007,493,473	16.16	14,007,493,671	9.39
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
BNDES Participações S.A. - BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Federal Goverment	-	-	120.794	-	120.794	-
	6,160,836,510	9.85	49,977,867,575	57.63	56,138,704,085	37.61
Other						
UBS AG London Branch	-	-	2,362,500,000	2,72	2,362,500,000	1.58
Vally S.A.			1,047,700,000	1.21	1,047,700,000	0.70
L Parisotto Participações Ltda.	-	-	991,950,000	1.14	991,950,000	0.66
Banco do Brasil Employees' Pension Plan	-	-	924,657,697	1.07	924,657,697	0.62
Merrill Lynch International	-	-	776,474,000	0.89	776,474,000	0.52
Goldman Sachs International	-	-	763,548,623	0.88	763,548,623	0.51
Credit S Fir Bos Eur Limited	19,340,000	0.03	717,226,073	0.83	736,566,073	0.49
PETROS - Petrobras pension plan	-	-	539,309,138	0.62	539,309,138	0.36
The Bank of New York – ADR Department	36,999,000	0.06	51,511,200	0.06	88,510,200	0.06
Other (a)	417,021,263	0.66	14,566,134,414	16.79	14,983,155,677	10.04
	473,360,263	0.75	22,741,011,145	26.21	23,214,371,408	15.54
Total Outstanding Shares	6,634,196,971	10.60	86,726,372,193	100.00	93,360,569,164	62.54
Grant Total	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(a) Includes shareholders that individually hold shares not exceeding 5% of each category and class of shares.

16.3. Shareholding position, by category and class, of holders of more than 5% of each category and class of shares of the Company, directly or indirectly, up to the level of individual

	Not Reviewed by the Independent Accountants)					
	03.31.07					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
ISA Capital do Brasil S.A.						
Interconexión Béctrica S.A. ESP	824,065,197	100.00	-	-	824,065,197	100.00
Board of Directors	3	-	-	-	3	-
	824,065,200	100.00	-	-	824,065,200	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Participações S.A. - BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Fund guaranteeing public-private partnerships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3.54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Participações S.A. – BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

17. PERIODIC REVIEW OF ALLOWED ANNUAL REVENUE (RAP)

Pursuant to Concession Agreement No. 59 signed on June 20, 2001 with the Federal Government through ANEEL, every four years after the date of signing of this agreement, ANEEL must perform a review of the RAP of electricity transmission relating to installations of authorized projects that started commercial operations after December 31, 1999, for purposes of efficiency and reasonableness of tariff, according to specific regulation to be issued by ANEEL.

Under Ratifying Resolutions No. 149/05 and No. 355/06, ANEEL authorized, on a provisional basis, an increase in the RAP based on the variation of the IGP-M for the tariff cycles from July 2005 to June 2006 and from July 2006 to June 2007, until the periodic review in progress is finished, which is expected for July 2007. The effects of such review must be applied retroactively to July 1, 2005.

17.1. Public Hearing for periodic tariff revision of electricity transmission concessionaires.

Pursuant to Public Hearing Notice No. 007, of April 18, 2006, ANEEL held an in-person Public Hearing, on July 12, 2006, relating to the criteria and procedures to be used in the Period Tariff Revision process of the electric power transmission concessionaires. The period for receiving contributions started on April 24 and ended on July 7, 2006. CTEEP is included and takes part in this process with 11 other concessionaires.

Technical Note No. 068/06 and respective appendixes, which are an integral part of said Public Hearing, presents the criteria and procedures to be used in the periodic tariff revision of the remunerations for electricity transmission facilities. The methodologies and data used are as follows:

- Capital structure;
- Cost of capital;
- Remuneration basis;
- Operating costs;
- Authorized revenues;
- Other revenues; and
- Review of auctions.

After the general procedures are established, the processes of each transmission concessionaire will be presented in Public Hearings. The periodic tariff revision of the transmission concessionaires will be completed in July, 2007 of the following year with the disclosure of the indices for adjustment of the RAP retroactive to July 1, 2005.

18. GROSS OPERATING REVENUE

Revenues from electricity network usage charges for the first quarter of 2007 amounted to R$ 357,400 (R$ 332,645 in 03.31.06), including R$ 43,759 (R$ 34,245 in 03.31.06), relating to new projects that began commercial operations after December 31, 1999. This revenue is composed of the following:

	03.31.07	03.31.06
Basic network		
Existing assets	264,619	259,065
New investments	39,848	31,650
Surplus/(deficit)	2,413	(7,319)
	306,880	283,396
Other transmission facilities		
Existing assets	17,270	25,158
New investments	3,911	2,595
	21,181	27,753
Charges		
Fuel Consumption Account (CCC)	18,661	11,898
Energy Development Account (CDE)	11,253	7,952
Alternative Source Incentive Program (PROINFA)	2,559	1,298
	32,473	21,148
Adjustment	(3,134)	348
	357,400	332,645

18.1. Allowed Annual Revenue (RAP) of Miguel Reale Substation

In December 2002, ANEEL authorized CTEEP to implement the Miguel Reale Substation Expansion project, whose investment value used to calculate the RAP was R$ 323,236.

In September 2004, ANEEL performed an inspection in order to validate the investments made in said project and concluded that the investment amounts should be reduced, for purposes of setting a new amount of the RAP, retroactively to July 2004, by R$ 232,164.

Due to the reduction in the investments in said project, the related annual amount of the RAP beginning July 2005 was then reduced by R$ 32,251. The Company considers this reduction invalid and filed Official Circular OF/F No. 2,828, of July 8, 2005, with ANEEL requesting its restoration.

On March 2, 2006, through Official Letter No. 321/06, the Financial and Economic Oversight Board (SFF) of ANEEL submitted an Inspection Follow-up Report (RAF) that analyzed CTEEP's request and upheld the SFF's initial position.

On March 23, 2006, through Official Letter OF/F No. 1,372/06, CTEEP filed an Administrative Appeal with ANEEL, requesting a review of the SFF's position.

19. FINANCIAL (EXPENSES) INCOME

	03.31.07	03.31.06
Income		
Income from temporary cash investments	10,244	23,877
Interest on accounts receivable – State Finance Department	1,124	1,503
Monetary adjustment – CETEMEQ	54,769	-
Monetary adjustment of tax credits – PIS/COFINS	1,223	-
Other	179	821
	67,539	26,201
Expenses		
Debt charges	(1,269)	(2,124)
CPMF (tax on banking transactions)	(2,325)	(1,871)
RGR (global reserve for reversion)	(279)	(279)
Other	(101)	(333)
	(3,974)	(4,607)

20. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records monthly provisions for income and social contribution taxes on the accrual basis, based on monthly trial balances (for tax suspension and reduction purposes).

20.1. Reconciliation of income and social contribution taxes

Tax expenses are determined based on prevailing rates, totaling 34%, of which 25% for income tax and 9% for social contribution tax.

	03.31.07		03.31.06	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	321,563	321,563	129,015	129,015
Expected tax expense	(80,391)	(28,941)	(32,254)	(11,611)
Taxes on:				
Amortization of negative goodwill	1,062	382	(1,901)	(465)
Other	5,803	7,987	(64)	98
	6,865	8,369	(1,965)	(367)
Effective tax expense	(73,526)	(20,572)	(34,219)	(11,978)

20.2. Analytical statement of taxes

	03.31.07		03.31.06	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	321,563	321,563	129,015	129,015
Reserve for labor contingencies	9,916	9,916	3,833	3,833
Reserve for tax contingencies – IPTU	6,090	6,090	5,985	5,985
Negative goodwill on acquisition of investment	(4,246)	(4,246)	7,602	5,167
Reversal of provisions	(326,064)	(325,996)	(1,166)	(1,166)
Regulatory asset – Recognition	(3,163)	(3,163)	(18,451)	(18,451)
Regulatory asset – Realization	700	700	18,936	18,936
Other	224	-	105	74
Income – tax basis	5,020	4,864	145,859	143,393
Rate of 15%	(753)		(21,879)	
Rate of 10%	(496)		(14,580)	
Rate of 9%		(438)		(12,905)
Tax incentives	24		42	
Provision for income and social contribution taxes	(1,225)	(438)	(36,417)	(12,905)
Deferred income and social contribution taxes	(72,301)	(20,134)	2,198	927
Income and social contribution tax expenses	(73,526)	(20,572)	(34,219)	(11,978)

21. CONCESSIONS

Through Administrative Rule No. 185, of June 6, 2001, issued by the Ministry of Mines and Energy (MME), the concession held by the Company for the electric power transmission service related to the basic network and other transmission facilities was extended for 20 years, beginning July 8, 1995.

Accordingly, on June 20, 2001, the concession agreement for the electric power transmission service was entered into by and between CTEEP and the concession authority, through ANEEL.

This concession agreement was amended on December 14, 2001, in view of the merger of EPTE into the Company. The initially agreed conditions were maintained, except for the Allowed Annual Revenue (RAP), which was reduced by 0.58% in July 2002 and 3.56% in July 2003, equivalent to 50% of the efficiency gains expected from the merger, whose effects were recognized in ANEEL Ratifying Resolutions in those months.

Due to the acquisition of the shareholder control of CTEEP by ISA Capital do Brasil S.A., on June 28, 2006, the Second Amendment to Concession Agreement 059/2001 - ANEEL of CTEEP was signed on January 29, 2007, in order to reflect this reality of the new controlling shareholder. In this amendment, the initially agreed-upon conditions were maintained and a clause was added defining that the goodwill paid in the auction, as well as the special obligations and amounts arising from State Law No. 4819/58 provided for in Sale Notice SF/001/2006, will not be considered by ANEEL for purposes of evaluation of the economic and financial balance of the concession. Also as a result of this amendment, ISA Capital do Brasil S.A. and Interconexión Eléctrica S.A. E.S.P. (Colombia) assume the commitment to make capital contributions to CTEEP.

22. FINANCIAL INSTRUMENTS

The Company's main source of revenues is the use of its electric power transmission system by other concessionaires and agents. Its annual revenue related to basic network and other transmission facilities is defined by ANEEL, pursuant to prevailing legislation.

The main risk factors inherent in the Company's operations may be identified as follows:

22.1. Credit Risk

The Company has agreements with the ONS (National Electric System Operator), concessionaires and other agents for regulating the provision of services related to the basic network for 212 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in other transmission facilities with 32 concessionaires and other agents, with a bank guarantee clause.

22.2. Price Risk

Pursuant to the concession agreement, the Company's revenues are annually adjusted by ANEEL based on the variation of the General Market Price Index (IGP-M), and part of the revenues is subject to periodic review every 4 years (Note 17).

22.3. Liquidity Risk

The Company basicallly centralizes its financial investments in Banco Nossa Caixa S.A.

22.4. Interest Rate Risk

Interest based on the variation of the actuarial cost (General Price Index – Internal Availability [IGP-DI] plus 6% per year) or the TR (a managed prime rate) plus interest of 8% per year, whichever is higher, is charged on debt agreements with Fundação CESP (Note 13).

The carrying amounts of asset and liability financial instruments, compared with the amounts that might be obtained in active market trading, or in the absence thereof, with the net present value adjusted at the prevailing market interest rate, approximate their fair values.

23. COLLECTION LAWSUIT BY ELETROBRÁS AGAINST ELETROPAULO AND EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A. – "Eletropaulo") referring to the balance of a certain financing agreement. Eletropaulo did not agree with the criteria for monetarily adjusting said financing agreement and made escrow deposits for the amounts it understood to be due to ELETROBRÁS. In 1999 a judgment was issued on the aforementioned lawsuit, ordering Eletropaulo to pay the balance determined by ELETROBRÁS.

Under the partial spin-off protocol of Eletropaulo, made on December 31, 1997 and that resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts until the spin-off date, except for contingent liabilities whose provisions had been allocated to the merging companies. In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear that Eletropaulo was exclusively liable for said contingency. At the time of the spin-off there was only the transfer to EPTE assets of an escrow deposit in the historical amount of R$ 4.00, made in 1988 by Eletropaulo, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the aforementioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of Eletropaulo, EPTE would be liable for known and ascertained debts in the exact adjusted amount available in the aforementioned escrow deposit made in 1988, and Eletropaulo would be liable for the contingent liabilities referring to the difference between the amount demanded in court by ELETROBRÁS and the adjusted amount of the aforementioned escrow deposit. In October 2001, ELETROBRÁS executed the sentence referring to the aforementioned financing agreement, charging R$ 429 million from Eletropaulo and R$ 49 million from EPTE, understanding that EPTE would pay its part with the adjusted amounts of the aforementioned escrow deposit. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, a decision of the Court of Justice of the State of Rio de Janeiro was published, excluding Eletropaulo from the execution of the aforementioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal in the Superior Court of Justice and an Extraordinary Appeal in the Federal Supreme Court to maintain the aforementioned collection regarding Eletropaulo. Appeals similar to those of ELETROBRÁS were filed by CTEEP, and the Company's Special Appeal is already registered with the Superior Court of Justice under No. 809.672.

On June 29, 2006, the Superior Court of Justice accepted the special appeal filed by CTEEP, with respect to reversing the decision of the Court of Justice of the State of Rio de Janeiro that excluded Eletropaulo from the execution action filed by ELETROBRÁS. As a result, the execution action filed by ELETROBRÁS against Eletropaulo and EPTE will proceed, as per the lower court decision, ensuring CTEEP's right of defense as EPTE's successor.

Due to said acceptance by the Superior Court of Justice, on December 4, 2006 Eletropaulo filed a special appeal, which was rejected, according to the decision published on April 16, 2007. In light of the Superior Court of Justice's decision, understanding that the pre-execution exception offered by Eletropaulo is not suitable, unless the execution of the decision is amended or suspended, which is not probable, the Company believes that ELETROBRÁS will insist on execution of the decision, as described above.

With respect to that debt and in view of the formal documents of the partial spin-off of Eletropaulo, CTEEP, according to the understanding of its Management and legal counsel, is only liable for the payment equivalent to the adjusted amount of the escrow deposits made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right. On the other hand, the Company has not recognized a reserve for the remaining contingency, which the Company understands as being the liability of Eletropaulo, from which the debt is being charged by ELETROBRÁS.

The total contingency is currently estimated at approximately R$ 881,605.

24. SUPPLEMENTARY PENSION PLAN REGULATED BY STATE LAW NO. 4819/58

24.1. Significant event

- **July 19, 2005**

"In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista clarifies aspects related to the supplementary pension plan regulated by State Law No. 4819/58. This plan applies to employees hired through May 13, 1974, as mentioned in Note 22.1 to the financial statements of the Company as of December 31, 2004. The necessary funds to cover the charges of the plan are the responsibility of the responsible agencies of the Government of the State of São Paulo; this was implemented according to an agreement made on December 10, 1999 between the São Paulo State Finance Department and the Company, effective until December 31, 2003. Such procedure was regularly performed until December 2003 by Fundação CESP, with funds from the State Finance Department, transferred by CTEEP. In January 2004, the Finance Department began to directly process those payments, without the participation of CTEEP and Fundação CESP.

The decision of the 49th Labor Court of São Paulo was communicated to CTEEP on July 11, 2005 (lawsuit No. 1339/2005-1), authorizing Fundação CESP to resume processing the payment of benefits established by State Law No. 4819/58, according to the respective regulation, in the same manner that had been made until December 2003, with funds transferred by CTEEP. On July 13, 2005, the 49th Labor Court of São Paulo gave 60 days for the fulfillment of this decision. There is also on the website of the Regional Labor Court of São Paulo a summary of a similar decision (lawsuit SDC No. 20058200400002000) of June 30, 2005, determining that Fundação CESP, using the funds transferred by CTEEP, may process again the beneficiaries' retirement and pension payments established by State Law No. 4819/58; such decision has not yet been published, nor has the Company been notified there of.

To comply with said judicial decisions, CTEEP must require on a monthly basis the necessary funds from the São Paulo State Finance Department, to be transferred to Fundação CESP, which must process the payments to the beneficiaries. Said decisions apply to about 6,500 beneficiaries, with a monthly expense in the amount of R$ 23 million, which, in the understanding of CTEEP, is the responsibility of the State of São Paulo, as it was through December 2003. Consequently, CTEEP will contest said judicial decisions since it understands that the responsibility for the payment of the above-mentioned benefits is, under applicable legislation, of the State of São Paulo."

- **January 27, 2006**

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction No. 358/02, announces a change in procedure by the State Finance Department, due to a recent understanding of the State Attorney General regarding the transfer of funds to CTEEP for compliance with the decision of the 49th Labor Court of São Paulo, which authorized Fundação CESP to once again process the pension plan benefit payments established by State Law No. 4819/58 using funds received from the State of São Paulo and transferred by CTEEP. This matter has been previously addressed in Note 21 of the interim financial statements of CTEEP as of September 30, 2005.

The State Finance Department transferred to CTEEP, on January 27, 2006, an amount lower than necessary to comply with the decision of the 49th Labor Court. The effective expenditure of CTEEP this month for purposes of said court decision was R$ 19,725, transferred to Fundação CESP, having received R$ 14,976 from the State Finance Department for this purpose. The State Finance Department informed that this month it disallowed certain expenses due to the recent understanding by the State Attorney General regarding the State's responsibility in this case. The decision of the 49th Labor Court currently applies to 5,528 beneficiaries. The State Finance Department continues directly paying 794 benefits established by State Law No. 4819/58.

CTEEP is still endeavoring to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law No. 4819/58 to the State Finance Department. CTEEP confirms its legal department's understanding that expenses derived from State Law No. 4819/58 and respective regulation are the full responsibility of the State Finance Department, and is analyzing the applicable actions to protect the Company's interests."

- **February 24, 2006**

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction No. 358/2002, announces, supplementing the information included in the Significant Event Notice of January 27, 2006, that the State Finance Department transferred to CTEEP in February 2006 the amount of R$ 12,802 to comply with the decision of the 49th Labor Court of São Paulo, which ruled that Fundação CESP must process the pension plan benefit payments established by State Law No. 4819/58 using the funds received from the State of São Paulo and transferred by CTEEP. In February, CTEEP's total expenditure to comply with said court decision was R$ 19,652.

CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law No. 4819/58 to the State Finance Department, and to adopt other actions to protect the Company's interests."

24.2. Decision of the 49th Labor Court of São Paulo

On April 27, 2006, the 49th Labor Court of São Paulo rendered a decision on the above-mentioned lawsuit, considering valid, in part, the claim at issue and maintaining the effects of the early relief previously granted (Significant Event Notice of July 19, 2005), in addition to ordering the payment of amounts falling due. On May 8, 2006, CTEEP filed appeals requesting clarification of the decision and amendment of certain aspects thereof.

The decision of the Superior Court of Justice issued on June 19, 2006, declaring that the State Court System has authority to judge the labor claims filed with the Labor Court directly seeking the amounts established by State Law No. 4819/58, annulled the decision of the 49th Labor Court of São Paulo and ordered that the case be submitted to an administrative court of the State Finance Department. As a result of the decision of the Superior Court of Justice, the amounts established by State Law No. 4819/58 will once again be paid directly by the São Paulo State Finance Department and no longer by Fundação CESP through transfer from CTEEP as occurred in accordance with the decision of the 49th Labor Court of São Paulo, now annulled.

On June 28, 2006, the Superior Court of Justice granted an injunction to suspend the effects of the decision rendered by the same court on the conflict of jurisdiction on June 19, 2006. According to the notification received by CTEEP on June 30, 2006, the decision of the 49th Labor Court of São Paulo, which ordered the payment of pension plan benefits as per State Law No. 4819/58 by Fundação CESP, using cash resources from the State of São Paulo transferred by CTEEP, shall prevail.

24.3. Current situation

As a result of the aforementioned facts and by force of said decision of the 49th Labor Court of São Paulo, as well as the decision of the Superior Court of Justice, CTEEP passed on to Fundação CESP, in the period of September 2005 to March 2007, the amount of R$ 424,575 for payment of benefits under State Law No. 4819/58, having received from the State Finance Department the amount of R$ 310,248 for that purpose. The difference between the amount passed on to Fundação CESP and the amount reimbursed by the State Finance Department, of R$ 114,327, is being claimed by the Company at the administrative level (Note 4.2).

On October 20, 2005, CTEEP received from the State Attorney General a copy of that agency's statement, dated October 6, 2005, regarding the consultation by the State Finance Department on the scope of said court decisions. In this statement, the State Attorney General concludes that the decision of the 49th Labor Court of São Paulo applies subjectively to the State Finance Department, which is the defendant in the claim. Accordingly, the State Attorney General concluded that *"in the current scenario, the State Finance Department is liable for the full reimbursement of the amounts disbursed by CTEEP for compliance with the court decision regarding labor claim No. 1145/2005-6, in progress at the 49th Labor Court of São Paulo".* On the other hand, in the same statement, the State Attorney General concludes that the decision issued by the Regional Labor Court, whose effects are suspended by the injunction obtained as a result of the Claim for Correction, does not fully apply to the State Finance Department, which was removed from the lawsuit at the plaintiff Union's request. In this case, the State Finance Department should, according to the State Attorney General, reimburse CTEEP, observing the strict limits of State Law No. 4819/58, excluding possible benefits, established by the related regulation, that surpass or that are in conflict with the specific legislation.

In view of the Significant Event Notices above, the State Attorney General, by Official Letter No. 01, dated February 10, 2006, and respective Technical Note No. 01/06, changed its prior understanding, which was in effect through December 2005 for purposes of transfer of funds to CTEEP to comply with the decision of the 49th Labor Court of São Paulo. According to the current understanding of the State Attorney General, the State Finance Department must disallow certain transfers to CTEEP for purposes of transfer to Fundação CESP to comply with said court decision.

According to the Significant Event Notices mentioned above, CTEEP continues its efforts to change the decision of the 49th Labor Court of São Paulo so as to return the responsibility for the pension plan benefit payment established by State Law No. 4819/58 to the State Finance Department. CTEEP also confirms its legal department's understanding that the expenses arising from State Law No. 4819/58 and respective regulation are the full responsibility of the State Finance Department and is analyzing additional actions to protect the Company's interests. The Company records these disallowances as "Accounts receivable - São Paulo State Finance Department" (Note 4.2).

25. CASH FLOW

STATEMENTS OF CASH FLOWS
FOR THE QUARTER ENDED MARCH 31, 2007 AND 2006

	03.31.07	03.31.06
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from consumers	353,050	325,227
Receipts from others	5,350	4,636
Payments to suppliers	(54,900)	(48,659)
Payments to employees	(80,053)	(82,729)
Payments to employees - Voluntary Termination Plan	(179,550)	-
Taxes and regulatory charges	(50,841)	(81,550)
	(6,944)	116,925
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(209,124)	(135,785)
CASH FLOWS FROM FINANCING ACTIVITIES		
Income from temporary cash investments	7,564	19,444
Repayment of loans	(2,798)	(3,643)
Interest on capital / dividends	(170,026)	(82,648)
Tax on banking transactions (CPMF)	(2,325)	(1,798)
Other	(278)	(186)
	(167,863)	(68,831)
CASH FLOWS FROM NONOPERATING ACTIVITIES		
Agreements - State Finance Department	3,541	13,216
Reimbursements – Law No. 4819/58	43,099	43,040
Decision - Eletropaulo – CETEMEQ/IPTU	89,703	-
Other inflows	4,273	-
Advances – Law No. 4819/58	(67,243)	(62,786)
Other outflows	-	(95)
	73,373	(6,625)
DECREASE IN CASH	(310,558)	(94,316)
CHANGE IN CASH		
At beginning of quarter	514,471	684,917
At end of quarter	203,913	590,601
	(310,558)	94,316

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

(Amounts in thousands of Brazilian reais - R$)

The Company's main source of revenue is the use of its transmission system by electric power public service concessionaires and sector agents, whose annual tariffs were adjusted by means of Ratifying Resolution – RH/ANEEL – No. 355/06, in effect through June 30, 2007, being linked to the installations of the basic network and other transmission installations.

In the first quarter of 2007, Gross Operating Revenues reached R$ 361,043, which, net of direct taxes and charges, resulted in Net Operating Revenues of R$ 336,479, up 13.4%, compared to R$ 296,836 for the same quarter of the prior year.

Operating Expenses directly manageable by Management, comprising personnel, materials, outside services and others, in the amount of R$ 100,859, represented 30.0% of Net Operating Revenues.

For the first quarter of 2007, Gross Profit, in the amount of R$ 172,079, was 67.5% higher than the R$ 102,759 for the same quarter of 2006.

EBITDA, expressed by Gross Profit plus Depreciation, reached R$ 214,588, representing a 63.8% margin on Net Operating Revenues.

Due to the results achieved in operating management in the first quarter of 2007, the Company's Net Income was R$ 227,465, 174.7% higher than the same quarter of 2006, when it was R$ 82,818.

This significant increase in the quarter is basically due to the Transaction Agreement entered into by and between Eletropaulo and CTEEP, related to the disposal of CETEMEQ (Note 6), whose effects on the Statement of Income are as follows:

	R$ Mil
Operating Expenses	
IPTU – Eletropaulo Settlement	(35,562)
Reversal of Reserve for Contingencies – IPTU	63,524
	27,962
Financial Income (Expenses)	
Monetary adjustment - CETEMEQ	54,769
Nonoperating (Expenses) Income, Net	
Reversal of allowance for doubtful accounts – CETEMEQ	70,496
Income and Social Contribution Taxes	
CETEMEQ/IPTU – Current	(6,529)
CETEMEQ/IPTU – Deferred	(37,972)
	(44,501)
Effect on Net Income for the period	108,726

OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

In compliance with Corporate Governance practices, we present the Company's shareholding structure, as well as the shareholders holding more than 5% of the shares of each category and class of the Company, directly or indirectly, up to the level of individual.

1. OWNERSHIP STRUCTURE

The Company's main shareholders are:

	03.31.07					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Controlling Shares						
Controlling Shareholder						
ISA Capital do Brasil S.A.	55,924,465,821	89.40	-	-	55,924,465,821	37.46
Management						
Directors	-	-	-	-	-	-
Board of Directors	11	-	-	-	11	-
Fiscal Council	-	-	-	-	-	-
	11	-	-	-	11	-
	55,924,465,832	89.40	-	-	55,924,465,832	37.46
Outstanding Shares						
São Paulo State Government						
State Finance Department	198	-	9,338,731,250	10.77	9,338,731,448	6.26
CESP - Companhia Energética de São Paulo	-	-	2,415,888,838	2.79	2,415,888,838	1.62
Companhia Metropolitana de São Paulo METRÔ	-	-	2,252,873,385	2.60	2,252,873,385	1.51
	198	-	14,007,493,473	16.16	14,007,493,671	9.39
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
BNDES Participações S.A. BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR – Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Federal Goverment	-	-	120.794	-	120.794	-
	6,160,836,510	9.85	49,977,867,575	57.63	56,138,704,085	37.61
Other						
UBS AG London Branch	-	-	2,362,500,000	2.72	2,362,500,000	1.58
Vally S.A.			1,047,700,000	1.21	1,047,700,000	0.70
L Parisotto Participações Ltda.	-	-	991,950,000	1.14	991,950,000	0.66
Banco do Brasil Employees' Pension Plan	-	-	924,657,697	1.07	924,657,697	0.62
Merrill Lynch International	-	-	776,474,000	0.89	776,474,000	0.52
Goldman Sachs International	-	-	763,548,623	0.88	763,548,623	0.51
Credit S Fir Bos Eur Limited	19,340,000	0.03	717,226,073	0.83	736,566,073	0.49
PETROS – Petrobras pension plan	-	-	539,309,138	0.62	539,309,138	0.36
The Bank of New York – ADR Department	36,999,000	0.06	51,511,200	0.06	88,510,200	0.06
Other (a)	417,021,263	0.66	14,566,134,414	16.79	14,983,155,677	10.04
	473,360,263	0.75	22,741,011,145	26.21	23,214,371,408	15.54
Total Outstanding Shares	6,634,196,971	10.60	86,726,372,193	100.00	93,360,569,164	62.54
Grand Total	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

	03.31.06					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
São Paulo State Government						
And related companies – (control)						
State Finance Department	38,270,778,120	61.18	11,591,729,635	13.37	49,862,507,755	33.40
CESP – Companhia Energética de São Paulo	-	-	2,415,888,838	2.78	2,415,888,838	1.62
Companhia Metropolitana de São Paulo METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	3,489,444	-	12,267,144	-
	40,258,887,962	64.35	14,011,107,917	16.15	54,269,995,879	36.35
Management						
Directors	-	-	212,710	-	212,710	-
Board of Directors	22	-	23,775	-	23,797	-
Fiscal Council	-	-	-	-	-	-
	22	-	236,485	-	236,507	-
Total Controlling Shares	40,258,887,984	64.35	14,011,344,402	16.15	54,270,232,386	36.35
Outstanding Shares						
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Goverment	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Participações S.A. – BNDESPAR.	-	-	2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR – Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
	15,716,987,477	25.13	49,977,746,781	57.63	65,694,734,258	44.01
Other						
Banco do Brasil Employees' Pension Plan	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Morgan Stanley Uruguay Ltda	28,600,000	0.05	1,310,600,000	1.51	1,339,200,000	0.90
Merrill Lynch International	278,400,000	0.44	782,600,000	0.90	1,061,000,000	0.71
L Parisotto Participações Ltda	-	-	987,400,000	1.14	987,400,000	0.66
PETROS – Petrobras pension plan	-	-	952,209,138	1.10	952,209,138	0.64
The Bank of New York – ADR Department	36,999,000	0.06	74,950,200	0.09	111,949,200	0.07
Other (a)	5,942,349,364	9.50	17,281,600,460	19.93	23,223,949,824	15.56
	6,582,787,364	10.52	22,737,517,495	26.22	29,320,304,859	19.64
Total Outstanding Shares	22,299,774,841	35.65	72,715,264,276	83.85	95,015,039,117	63.65
Grand Total	62,558,662,825	100.00	86,726,608,678	100.00	149,285,271,503	100.00

(a) Includes shareholders that individually hold shares not exceeding 5% of each category and class of shares.

2. **Shareholding position, by category and class, of holders of more than 5% of each category and class of shares of the Company, directly or indirectly, up to the level of individual**

	Not Reviewed by Independent Accountants					
	03.31.07					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
ISA Capital do Brasil S.A.						
Interconexión Béctrica S.A. ESP	824,065,197	100.00	-	-	824,065,197	100.00
Board of Directors	3	-	-	-	3	-
	824,065,200	100.00	-	-	824,065,200	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Participações S.A. - BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Fund guaranteeing public-private partnerships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3.54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Participações S.A. – BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

	Not Reviewed by Independent Accountants					
	03.31.06					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Fund guaranteeing public-private Partnerships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3,54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

END